        CENTRAL OHIO COAL COMPANY
        QUARTERLY REPORT PER REQUIREMENTS
        OF HOLDING COMPANY ACT RELEASE NO. 26573
        FOR THE QUARTER ENDED SEPTEMBER 30, 2000



        CONTENTS

                                                                            Page

Statements of Income and Retained Earnings                     1

Balance Sheets                                                2-3

Information Concerning Mine Operations and
  Capital Improvements                                        4-5

Calculation of Cost of Capital and
  Statement of Cost of Commercial Coal Sold and Shipped        6

Statement of Cost of Operation                                 7

Analysis of Mining Plant in Service                            8

        CENTRAL OHIO COAL COMPANY
        STATEMENT OF INCOME
        FOR THE QUARTER ENDED SEPTEMBER 30, 2000
        (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $ 7,858

COST OF OPERATION                                            9,070

OPERATING LOSS                                              (1,212)

NONOPERATING INCOME                                          1,153

LOSS BEFORE FEDERAL INCOME TAXES                               (59)

FEDERAL INCOME TAX CREDIT                                      (59)

NET INCOME                                                 $  -



        STATEMENT OF RETAINED EARNINGS
        FOR THE QUARTER ENDED SEPTEMBER 30, 2000
        (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                 $2

NET INCOME                                                      -

BALANCE AT END OF PERIOD                                       $2


The common stock of the Company is wholly owned by Ohio Power Company.

        CENTRAL OHIO COAL COMPANY
                                  BALANCE SHEET
        (UNAUDITED)
                                                         September 30,
                                                             2000
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 50,416
  Accumulated Depreciation and Amortization                  49,778

         NET MINING PLANT                                       638

OTHER PROPERTY AND INVESTMENTS                               12,566

CURRENT ASSETS:
  Cash and Cash Equivalents                                     254
  Accounts Receivable:
    General                                                      69
    Affiliated Companies                                      5,088
  Advances to Affiliates                                     42,174
  Coal                                                          688
  Materials and Supplies                                      6,078
  Accrued Tax Benefit                                           548
  Prepayments                                                    90

         TOTAL CURRENT ASSETS                                54,989

DEFERRED INCOME TAXES                                        52,813

DEFERRED CHARGES                                              1,238

           TOTAL                                           $122,244

        CENTRAL OHIO COAL COMPANY
                                  BALANCE SHEET
        (UNAUDITED)


                                                        September 30,
                                                            2000
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                           $      7
  Retained Earnings                                              2

         TOTAL SHAREHOLDER'S EQUITY                              9

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       52,794
  Accrued Reclamation Costs                                 35,747
  Mine Closure Costs                                         1,258
  Other Operating Reserves                                  19,199

         TOTAL OTHER NONCURRENT LIABILITIES                108,998

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  1,140
    Affiliated Companies                                       380
  Accrued Reclamation Costs                                  4,469
  Accrued Vacation Pay                                         531
  Workers' Compensation Claims                               1,128
  Other                                                      2,681

         TOTAL CURRENT LIABILITIES                          10,329

DEFERRED CREDITS                                             2,908

           TOTAL                                          $122,244

        CENTRAL OHIO COAL COMPANY
        INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2000

Litigation

As discussed in Note 2 of the Notes to Financial Statements in the 1999 Annual Report, the deductibility of certain interest deductions related to AEP's corporate owned life insurance (COLI) program for taxable years 1991 through 1996 is under review by the Internal Revenue Service (IRS). Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions. A disallowance of COLI interest deductions through September 30, 2000 would increase expenses by approximately $10.9 million (including interest). The Company has made no provision for any possible impact from this matter.

The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991 through 1998 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. The payments to the IRS are included on the Balance Sheet in other property and investments pending the resolution of this matter. The Company is seeking refunds of all amounts paid plus interest through litigation.

In order to resolve this issue, the Company filed suit in 1998 against the United States in the U.S. District Court for the Southern District of Ohio. The trial began on October 30, 2000. In 1999 a U.S. Tax Court judge decided in the Winn-Dixie Stores v. Commissioner case that a corporate taxpayer's COLI interest deduction should be disallowed. In October 2000, a judge for the U.S. District Court for Delaware reached a similar decision in Internal Revenue Service vs. C.M. Holdings, Inc. Notwithstanding the Tax Court's and U.S. District Court's decisions, management has made no provision for any possible adverse earnings impact from this matter because it believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company (OPCo) all of its costs under terms of the coal supply agreement.

Money Pool

        On June 15, 2000, the Company became a participant in the American Electric Power (AEP) System Money Pool (Money Pool). The Money Pool is a
mechanism structured to meet the short-term cash requirements of the participants with AEP Company, Inc. acting as the primary borrower on behalf of the Money Pool. The Company's affiliates that are U.S. domestic electric utility operating companies and coal-mining companies are the primary participants in the Money Pool.




        The operation of the Money Pool is designed to match on a daily basis the available cash and borrowing requirements of the participants. Participants with excess cash loan funds to the Money Pool reducing the amount of external funds AEP Company, Inc. needs to borrow to meet the short-term cash requirements of other participants with advances from the Money Pool. AEP Company, Inc. borrows the funds needed on a daily basis to meet the net cash requirements of the Money Pool participants. A weighted average daily interest rate which is calculated based on the outstanding short-term debt borrowings made by AEP Company, Inc. is applied to each Money Pool participant's daily outstanding investment or debt position to determine interest income or interest expense. Interest income is included in nonoperating income, and interest expense is included in interest charges. At September 30, 2000 the Company was a net investor in the Money Pool and reports its investment in the Money Pool as Advances to Affiliates on the Balance Sheet.

        CENTRAL OHIO COAL COMPANY
        CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
        FOR THE QUARTER ENDED SEPTEMBER 30, 2000
        (in thousands, except as noted)
                                                                                               July through
                                                                                                 September
                                                                                                   2000
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                         $      7

       B. Rate of Return Allowable per HCAR No. 26573:
            10.27% per annum, 2.5675% per quarter                                                 .025675

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                   $   -

            2. Year-to-Date                                                                      $   -

       D. Net Income per Statement of Income                                                     $   -
            Add: Interest Charges                                                                    -
            Less: Nonoperating Income                                                               1,153

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                   $ (1,153)

            2. Year-to-Date                                                                      $ (2,189)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                           $  9,011

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                     (1,153)

       C. Cost Applicable to Current Quarter Coal Billings                                       $  7,858

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                        334,405

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                   $23.50

(a)     As represented by ?Cost of Operation? plus ?Federal Income Taxes? reported in Statement of Income.

        CENTRAL OHIO COAL COMPANY
        STATEMENT OF COST OF OPERATION
        FOR THE QUARTER ENDED SEPTEMBER 30, 2000


                                                       (in thousands)

Direct Labor-UMW*                                          $   323
Indirect Labor-UMW*                                          1,306
Benefits-UMW*                                                1,579
Salaries and Benefits-Nonunion                                 781
Operating Supplies                                           1,167
Repair Parts and Materials                                     980
Electricity and Other Utilities                                512
Outside Services-Maintenance, Haulage and Reclamation          323
Taxes Other Than Federal Income Taxes**                        470
Rental of Equipment                                             18
Mining Cost Normalization***                                 3,077
Reclamation Cost-Net                                        (2,519)
Other Production Costs                                         518

Subtotal                                                     8,535

Transfers of Production Costs (to)/from Coal Inventory         535

          Total                                            $ 9,070

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the remainder of the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

        CENTRAL OHIO COAL COMPANY
        ANALYSIS OF MINING PLANT IN SERVICE
        AND RELATED ACCUMULATED PROVISIONS FOR
        DEPRECIATION AND AMORTIZATION

                                           September 30, 2000
                                                           Net
                                                    Gross  Accumulated  Carrying
                                                     Cost    Provisions   Amount
                                              (in thousands)

                                   Description

Surface Lands                        $   324    $  -        $324

Mining Structures and Equipment       47,800     47,486      314

Leasehold Improvements                 2,292      2,292       -

    Total Mining Plant in Service    $50,416    $49,778     $638


H:\CHARLES\3RD\COAL\COCSEC.DOC\1